Exhibit 99.2

ANNOUNCEMENT

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) informs that the GERDAU GROUP has formalized today a joint venture with KALYANI GROUP from India which will run a steel plant located in the town of Tadipatri, in south of the state of Andhra Pradesh. Both of Gerdau Group and Kalyani Group will have approximately 45% stake in the capital stock of the joint venture in SJK STEEL PLANT LIMITED. The remainder 10% will be held by other investors.

SJK Steel Plant is a mini mill with a current production capacity estimated at 275 thousands of metric tons of liquid steel per year. The company operates one blast furnace, a melt shop with two converters, one ladle furnace and one continuous caster. It also operates a pig iron production facility. The plant is located by a main railway line in a location near three major centers (Bangalore, Chennai and Hyderabad) and has infrastructure capable to produce 1.6 million tons per year of steel.

The investment to acquire this stake in this capital stock will be of approximately US$ 71 million. The final amount will be determined at the time of closing of the deal.

This joint venture is part of Gerdau’s growth strategy and ensures its presence in a country with fast economic growth and important increase in steel consumption. India has very good iron ore resources and is considered a low cost producer of steel.

Rio de Janeiro, June 22, 2007

Osvaldo Burgos Schirmer
Executive Vice President
Director of Investor Relations